Exhibit 99.1

BW LPG Limited – Strategic fleet renewal with sale and purchase of Very Large Gas Carriers

19 November 2024

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today announces the sale of 2007-built BW Cedar for further trading, and the exercise of a purchase option for 2019-built BW Kizoku.

BW LPG is pleased to announce that its 52% owned subsidiary BW LPG India has decided to sell its 2007-built vessel BW Cedar as part of a planned fleet renewal. On a 100% basis, the sale is priced at approximately US$65 million and is expected to generate a net book gain of around US$33 million and about US$51 million in net cash after repayment of its existing bank loan. The vessel will be delivered to the new owners in Q1 2025.

In addition, BW LPG has declared a purchase option for BW Kizoku, a 2019 Japan-built VLGC. BW Kizoku is currently on time charter with BW LPG with a purchase option, which BW LPG exercised for a consideration of US$69.8 million. The vessel is expected to be delivered in January 2025 and will continue to trade in the conventional BW LPG fleet.

Kristian Sørensen, CEO of BW LPG, says “Through these transactions, we are renewing our fleet by capitalizing on strong asset prices in the second-hand market for older vessels while acquiring a modern vessel at a competitive price translating to a new building equivalent of US$ mid-80 million. This example of asset play shows the optionality and ability for value creation that our platform and business model provide.”

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.